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                             November 25, 2020

       Tilman J. Fertitta
       Chief Executive Officer
       Landcadia Holdings II, Inc.
       1510 West Loop South
       Houston, TX 77027

                                                        Re: Landcadia Holdings
II, Inc.
                                                            Amendment No. 4 to
Preliminary Merger Proxy Statement on Schedule 14A
                                                            Filed November 23,
2020
                                                            File No. 001-38893

       Dear Mr. Fertitta:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 17, 2020 letter.

       Preliminary Proxy Statement

       Unaudited Pro Forma Combined Condensed Financial Information Description of the Business Combination, page 117

   1. Please tell us why the repayment of $150.0 million of the existing principal amount owed by GNOG under the
Credit Agreement, together with the related prepayment premium, as well as accrued and
unpaid interest, is not included in the table of the aggregate cash and equity consideration.
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings  II, Inc. J. Fertitta
Comapany 25,
November   NameLandcadia
               2020          Holdings II, Inc.
November
Page 2     25, 2020 Page 2
FirstName LastName
Notes to Unaudited Pro Forma Combined Condensed Financial Information
Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial
Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 124

2. We note your revised explanation of adjustment D in response to prior comment 2 indicating you will adjust the carrying value of redeemable noncontrolling interest to the redemption value as the changes occur in accordance with paragraph 15 option b of ASC
         480-10-S99-3A. Accordingly, please revise to adjust the carrying value to equal the redemption value at the pro forma balance sheet date as if it were also the redemption date.
New GNOG Class B Common Stock, page 274

3. We note your response to prior comment 7. Please revise to clarify that Mr. Ferititta will have voting control of the managing member and will, therefore, have the ability to vote for and approve the issuance or transfer of Class B common stock of New GNOG.
4. We note your disclosure that "Upon a transfer of shares of New GNOG Class B common stock to a party that is not an affiliate of Mr. Fertitta, such shares would have ten votes per share on matters presented to New GNOG stockholders for approval and would not be subject to the downward adjustment applicable to such shares of New GNOG Class B common stock when held by Mr. Fertitta or his affiliates." However, it is not clear how
         Class B common stock in the hands of different holders could have different voting rights when the voting provision is in your charter and applies to all Class B common stock holders. Please advise or clarify.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Joel Rubinstein, Esq.